UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41794

Aris Mining Corporation

(Translation of registrant’s name into English)

SUITE 2400 - 1021 WEST HASTINGS ST., VANCOUVER, BC, CANADA V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into, and as an exhibit to, the Registration Statement on Form F-10 (Commission File No. 333-282330) of the Registrant, Aris Mining Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

Date: April 14, 2025	By:	(s) Ashley Baker
Ashley Baker
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management Information Circular dated April 1, 2025, with respect to the annual general meeting of shareholders to be held on May 15, 2025

99.2	Notice-and-Access Notification

99.3	Form of Proxy

99.4	Financial Statement Request Form